Exhibit 3.3

AMENDED & RESTATED

CERTIFICATE OF FORMATION

OF

SKYWATER TECHNOLOGY, LLC

FIRST: The name of the limited liability company (the “Company”) is “SkyWater Technology, LLC.”

SECOND: The Company’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington, DE 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.